UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

STRATOS RENEWABLES CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

863101101
(CUSIP Number)

Steven Magami
9440 Santa Monica Blvd., Suite 401
Beverly Hills, CA 90210
Telephone Number: (310) 402-5901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863101101

1	Name of Reporting Person

MA Green, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		8,928,571
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		8,928,571
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,928,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

13.4%
14	Type of Reporting Person (See Instructions)

OO

1	Name of Reporting Person

SGM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

California
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		3,018,018
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		3,018,018
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,018,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

5.2%
14	Type of Reporting Person (See Instructions)

OO

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

Steven Magami
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		11,946,589
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		11,946,589
11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,946,589
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

17.9%
14	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stratos Renewables Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 9440 Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

Item 2.	Identity and Background

a. This statement is being filed jointly by MA Green, LLC, a Delaware limited liability company (“MA Green”), SGM Capital, LLC, a California limited liability company (“SGM”) and Steven Magami (collectively, the “Reporting Persons”).

b. The business address of the Reporting Persons is 9440 Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

c. MA Green and SGM are private investment companies. Steven Magami is the manager of MA Green and SGM. Steven Magami is a partner at ARC Investment Partners, LLC, a California limited liability company (“ARC”). ARC is a private equity firm located at 9440 Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

d. During the last five years, each Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, each Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. MA Green is a Delaware limited liability company. SGM is a California limited liability company. Steven Magami is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 14, 2007, SGM transferred all of its shares of common stock held in Stratos del Peru S.A.C., a Peruvian corporation (“Stratos”) to the Company in exchange for 3,018,018 shares of Company Common Stock, pursuant to a share exchange agreement whereby Stratos became a subsidiary of the Company (the “Share Exchange”). Steven Magami is the manager of SGM and exercises voting and investment control over the securities held by SGM.

Immediately following the Share Exchange, MA Green purchased 7,142,857 shares of Series A Preferred Stock, at a purchase price of $.70 per share, and warrants to purchase 1,785,714 shares of Common Stock (the “Warrants”) for $5,000,000.00 in a private placement conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The Warrants are exercisable at anytime for $0.75 per share. Steven Magami is the manager of MA Green and exercises voting and investment control over the securities held by MA Green.

Item 4.	Purpose of Transaction

Each Reporting Person acquired its securities of the Company for investment purposes.

Each Reporting Person will continue to evaluate its ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. Each Reporting Person has not yet determined which of the courses of actions specified in this paragraph it may ultimately take, although each Reporting Person has no present intent to dispose of any of the acquired securities of the Company.

Except as set forth herein, each Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to those enumerated above.

Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a) MA Green is the beneficial owner of an aggregate of 8,928,571, or 13.4%, of the total outstanding shares of Common Stock by virtue of its ownership of (i) 7,142,857 shares of Series A Preferred Stock, which are immediately convertible into Common Stock on a 1:1 basis and (ii) Warrants to purchase 1,785,714 shares of Common Stock, which are immediately exercisable at $0.75 per share.

SGM is the beneficial owner of an aggregate of 3,018,018, or 5.2%, of the total outstanding shares of Common Stock.

Steven Magami is the beneficial owner of an aggregate of 11,946,589, or 17.9%, of the total outstanding shares of Common Stock, by virtue of being (i) the manager of SGM and exercising voting and investment control over the securities held by SGM and (ii) the manager of MA Green and exercising voting and investment control over the securities held by MA Green.

(b) MA Green shares power to vote and direct the disposition of 8,928,571 shares of Common Stock with Steven Magami. SGM shares power to vote and direct the disposition of 3,018,018 shares of Common Stock with Steven Magami. Steven Magami shares power to vote and direct the disposition of 11,946,589 shares of Common Stock with MA Green and SGM, as set forth above.

(c) Except as otherwise set forth herein, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits

(a) Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MA Green, LLC

Date: December 6, 2007		/s/ Steven Magami
	By:	Steven Magami
	Its:	Manager

SGM Capital, LLC

Date: December 6, 2007		/s/ Steven Magami
	By:	Steven Magami
	Its:	Manager

Date: December 6, 2007		/s/ Steven Magami
Steven Magami

EXHIBIT A

JOINT FILING AGREEMENT

        THIS JOINT FILING AGREEMENT (this “Agreement”) is dated as of December 6, 2007, by and among MA Green, LLC, a Delaware limited liability company (“MA Green”), SGM Capital, LLC, a California limited liability company (“SGM”) and Steven Magami, an individual (“Magami”).

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13D Statement (“Statement”) need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of MA Green, SGM and Magami does hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement relating to their beneficial ownership of the Common Stock, par value $0.001 per share, of Stratos Renewables Corporation, a Nevada corporation (the “Company”), and does hereby further agree that said Statement shall be filed on behalf of each of MA Green, SGM and Magami. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of the Company.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MA Green, LLC

Date: December 6, 2007		/s/ Steven Magami
	By:	Steven Magami
	Its:	Manager

SGM Capital, LLC

Date: December 6, 2007		/s/ Steven Magami
	By:	Steven Magami
	Its:	Manager

Date: December 6, 2007		/s/ Steven Magami
Steven Magami